SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                                  BLUEFLY, INC.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    096227103
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2000
                              -------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 82 Pages
                             Exhibit Index: Page 13

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 2 of 82 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2         Check the Appropriate Box If a Member of a Group*

                                                a.      [_]
                                                b.      [_]

3         SEC Use Only

4         Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  848,400**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   848,400**
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400**

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [X]

13        Percent of Class Represented By Amount in Row (11)

                                            14.70%**

14        Type of Reporting Person*

                  OO; IV

**As explained in Item 6, the exact number of Shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 3 of 82 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                a.      [_]
                                                b.      [X]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  848,400**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   848,400**
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400**

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [X]

13        Percent of Class Represented By Amount in Row (11)

                                            14.70%**

14        Type of Reporting Person*

                  PN; IA

**As explained in Item 6, the exact number of Shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 4 of 82 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2         Check the Appropriate Box If a Member of a Group*
                                                a.      [_]
                                                b.      [X]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  848,400**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   848,400**
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400**

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [X]

13        Percent of Class Represented By Amount in Row (11)

                                            14.70%**

14        Type of Reporting Person*

                  CO

**As explained in Item 6, the exact number of Shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 5 of 82 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*
                                                a.      [_]
                                                b.      [X]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  848,400**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   848,400**
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            848,400**

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [X]

13        Percent of Class Represented By Amount in Row (11)

                                            14.70%**

14        Type of Reporting Person*

                  OO; IA

**As explained in Item 6, the exact number of Shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 6 of 82 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                a.      [_]
                                                b.      [X]

3         SEC Use Only

4         Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  876,190**
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   876,190**
    With
                           10       Shared Dispositive Power
                                            0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            876,190**

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [_]

13        Percent of Class Represented By Amount in Row (11)

                                            15.10%**

14        Type of Reporting Person*

                  IA

**As explained in Item 6, the exact number of Shares and percent of class is not determinable at this time. Another amendment to this Schedule 13D will be filed when the number of Shares and ownership percentage are determined.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 096227103                                           Page 7 of 82 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER

2         Check the Appropriate Box If a Member of a Group*
                                                a.      [_]
                                                b.      [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   0
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            0

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                      [X]

13        Percent of Class Represented By Amount in Row (11)

                                            0%

14        Type of Reporting Person*

                  IA




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 82 Pages

               This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Bluefly, Inc. (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on
Schedule 13D, dated August 6, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report (i) a recent acquisition of securities from the Issuer and (ii) as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

               Item 2.   Identity and Background

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               (i)       Quantum Industrial Partners LDC ("QIP");

               (ii)      QIH Management Investor, L.P. ("QIHMI");

               (iii)     QIH Management, Inc. ("QIH Management");

               (iv)      Soros Fund Management LLC ("SFM LLC");

               (v)       Mr. George Soros ("Mr. Soros"); and

               (vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").

                              The Reporting Persons

               Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of QIP. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of QIP, and, as of July 1, 2000, is no longer a Reporting Person.

               Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

               Set  forth  in  Annex  A  hereto,  and  incorporated   herein  by
reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

                                                              Page 9 of 82 Pages

               Item 3.   Source and Amount of Funds or Other Consideration

               Item 3 is amended to add the following.

               QIP expended approximately $2,904,900 of its working capital to purchase the securities reported herein as being acquired since May 25, 2000 (the date of the last filing on Schedule 13D). SFM Domestic Investments expended approximately $95,100 of it working capital to purchase the securities reported herein as being acquired since May 25, 2000 (the date of the last filing on Schedule 13D).

               Item 5.   Interest in Securities of the Issuer

               Item 5 is amended to add the following.

               As explained in Item 6 below, it is not possible to determine at this time the precise number of Shares that may be deemed to be beneficially owned by each of the Reporting Persons because the particular number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner by virtue of the Securities Purchase Agreement (defined below) is not finally determined. Accordingly, the Reporting Persons will further amend this Schedule 13D when the number of Shares and ownership percentages are determined.

               Except for the transactions described in Item 6 below, all of which were effected in privately negotiated transactions, there have been no transactions effected with respect to the Shares since May 25, 2000 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

               As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

               Item 6.   Contracts,     Arrangements,      Understandings     or
Relationships with Respect to Securities of the Issuer.

               Item 6 is amended to add the following.

               On June 28, 2000 QIP and SFM Domestic Investments entered into a Note and Warrant Purchase Agreement (the "Securities Purchase Agreement") with the Issuer (a copy of which is attached hereto as Exhibit Q and incorporated herein by reference in response to this Item 6) pursuant to which QIP and SFM Domestic Investments purchased Senior Convertible Notes and Warrants (as defined in the Securities Purchase Agreement) for an aggregate purchase price of $3,000,000.

               Pursuant to Warrant No. 5 (a copy of which is attached hereto as Exhibit R and incorporated herein by reference in response to this Item 6), QIP has the right to subscribe for and to purchase up to 48,415 Shares from and after the closing of the Next Round Financing (as defined in the Securities Purchase Agreement).

               Pursuant to Warrant No. 6 (a copy of which is attached hereto as Exhibit S and incorporated herein by reference in response to this Item 6), SFM Domestic Investments has the right to subscribe for and to purchase up to 1,585 Shares from and after the closing of the Next Round Financing.

                                                             Page 10 of 82 Pages

               Pursuant to the Senior Convertible Note in the amount of $2,904,900 (a copy of which is attached hereto as Exhibit T to Amendment No. 3 and is incorporated herein by reference in response to this Item 6), QIP is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities (as defined in the Securities Purchase Agreement) obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Security paid in the Next Round Financing.

               Pursuant to the Senior Convertible Note in the amount of $95,100 (a copy of which is attached hereto as Exhibit U and incorporated herein by reference in response to this Item 6), SFM Domestic Investments is entitled to receive automatically and simultaneously with the Next Round Financing that number of fully paid and non-assessable Next Round Securities obtained by dividing the outstanding principal and accrued and unpaid interest on the Note to the date of conversion by the price per share of the Next Round Security paid in the Next Round Financing.


               The foregoing description of the Securities Purchase Agreement, the Warrants, and the Senior Convertible Notes does not purport to be complete and is qualified in its entirety by the terms of each such document which are incorporated herein by reference.

               Item 7.   Material to be Filed as Exhibits

               The Exhibit Index is incorporated herein by reference.

                                                             Page 11 of 82 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 7, 2000                    QUANTUM INDUSTRIAL PARTNERS LDC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


                                       QIH MANAGEMENT INVESTOR, L.P.

                                       By:      QIH Management, Inc.,
                                                its General Partner

                                                By: /S/ RICHARD D. HOLAHAN,  JR.
                                                    ---------------------------
                                                    Richard D. Holahan, Jr.
                                                    Secretary


                                       QIH MANAGEMENT, INC.

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Secretary


                                       SOROS FUND MANAGEMENT LLC

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Assistant General Counsel


                                       GEORGE SOROS

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact


                                       STANLEY F. DRUCKENMILLER

                                       By: /S/ RICHARD D. HOLAHAN,  JR.
                                           -------------------------------
                                           Richard D. Holahan, Jr.
                                           Attorney-in-Fact

                                                                                                     Page 12 of 82 Pages

                                                         ANNEX A

                                Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                        Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------
    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC and      888 Seventh Avenue
    Director and Vice President                   General Counsel of Soros Private Funds     33rd Floor
    (United States)                               Management LLC                             New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of Soros Private   888 Seventh Avenue
    Director and Treasurer                        Funds Management LLC                       28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Secretary                                     SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

         To the best of the Reporting Persons' knowledge /1/:

               (a) None of the above persons hold any Shares. /1/

               (b) None of the above persons has any  contracts,  arrangements,  understandings  or  relationships  with respect to the Shares. /1/


----------
/1/ Certain persons may have an interest in SFM Domestic Investments.


                                                             Page 13 of 82 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

Q. Note and Warrant Purchase Agreement among Bluefly, Inc., Quantum Industrial Partners LDC and SFM Domestic Investments
          LLC dated June 28, 2000.....................................  14

R.        Warrant No. 5 dated June 28, 2000...........................  46

S.        Warrant No. 6 dated June 28, 2000...........................  56

T.        Bluefly Senior  Convertible Note in the amount of $2,904,900 in favor of QIP dated June 28, 2000.........................  66

U.        Bluefly Senior  Convertible Note in the amount of $95,100 in favor of SFM Domestic Investments dated June 28, 2000.......  73

V.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................  80

W.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus and Mr. Richard D. Holahan, Jr. ............................  81

X. Power of Attorney, dated as of January 24, 2000, granted by Quantum Industrial Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................  82